Filed by Fortive Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Fortive Corporation

Commission File Number: 001-37654

The following letter was distributed to employees of Kollmorgen, Thomson, Portescap and Jacobs Vehicle Systems by Patrick Murphy, Senior Vice President of Fortive Corporation.

March 7, 2018

To all Jacobs Vehicle Systems, Kollmorgen, Portescap and Thomson Employees:

Earlier today we announced an agreement to combine four of our Automation & Specialty businesses – Jacobs Vehicle Systems, Kollmorgen, Portescap and Thomson – with Altra Industrial Motion. The business combination will create a large, domain-focused enterprise which will be one of the largest, pure-play power transmission and motion control companies in the world, with expansive coverage of major customers in target end markets.

I know this news comes as a surprise to most of you, and you have a lot of questions about why we are doing this and how it could impact you.

First, let me share more about Altra; they are a leading multinational designer, producer, and marketer of a wide range of industrial power transmission and motion control products. Their products include electric clutches & brakes, linear actuators, mechanical clutches, couplings, gears, gear motors, heavy-duty clutch brakes, and other specialty braking systems. You can learn more about them on their web site http://www.altramotion.com/

The combined company will offer a tremendous opportunity for both our employees and customers. The industry has been undergoing considerable consolidation and our customers are seeking more end-to-end solutions. As we explored ways to increase the breadth of our offering, we determined that these four businesses and Altra were highly complementary, with customers and technologies that will benefit from us working together. And when our customers benefit, we are also able to invest even more in the personal and professional growth of our teams.

In addition, there are many similarities in the way we approach our work. Altra has a strong focus on employee empowerment and engagement. They are committed to operational excellence, with a heavy focus on lean manufacturing. Their leadership team is excited about the potential for growth from the combination of our strong “continuous improvement” culture with theirs.

Today is just the first step of a multi-month transition plan. We expect a smooth transition for our employees. Overall compensation will remain the same, and material benefits will be of comparable value after the transition. We have prepared an FAQ document to address some of your questions, but there is much work to be done and questions that will take time to answer. Please be patient as we work through the details. Reach out to your Manager, HR Business Partner or OpCo leadership with questions that you have. You can also email your questions to Altraquestions@Fortive.com. We will be updating the FAQs on a regular basis as we have more to share.

It will take us a number of months to work through the regulatory approvals and other details of the closing. We expect the transaction to close before year end, and we will continue to keep you informed along the way. I will be working very closely with your local teams as we go through this process and look forward to meeting with many of you over the coming months.

Thanks,

Pat Murphy

Senior Vice President

Automation & Specialty and Sensing Technologies

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917 0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.